

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 9, 2017

<u>Via E-Mail</u>
Barbara C. Johnston, Esq.
Senior Vice President, General Counsel
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, Florida 32202

> **Re: Regency Centers Corporation**
> **Registration Statement on Form S-4**
> **Filed December 22, 2016**
> **File No. 333-215241**

Dear Ms. Johnston:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit Index, page II-7</u>

1. We note your disclosure on page 2 where you state that, among other reasons, the Regency board of directors approved the merger agreement and recommended that your stockholders approve the merger proposal based on the potential for Regency, following the merger, to become a preeminent shopping center real estate investment trust. We also note your disclosure on page 115 where you state that you intend for the merger to be treated as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Please confirm that you will file final opinions of counsel prior to the effectiveness of your registration statement regarding your qualification as a real estate investment trust for U.S. federal income tax purposes and the proposed merger's qualification as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or provide us with a detailed analysis as to why such opinions are not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Adam O. Emmerich, Esq.
        Wachtell, Lipton, Rosen & Katz